

February 10, 2014

Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway, Suite 205
Henderson, Nevada 89052

   Re: Blue Earth, Inc.
     Amendment No. 3 to Registration Statement on Form S-1
     Filed January 29, 2014
     File No. 333-189937

Dear Dr. Thomas:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Overview, page 3

1. We note your response to prior comment 4. Please disclose any material hurdles that you have encountered in generating revenues from the operations of Castrovilla and Xnergy. In this regard, we note your disclosure in the penultimate paragraph on page F-31 that "Xnergy has an alternate energy pipeline of opportunity of approximately $585 million" and that you mentioned in Item 7.01 of your Form 8-K filed on October 19, 2011 that the combined revenues forecasted for Castrovilla and Xnergy were "$20 million on a conservative basis and $55 million on a moderate basis." Also, clarify whether you have resolved such hurdles in the operations of Castrovilla and Xnergy.

Corporate Strategy, page 4

2.   We note your response to prior comment 6. When you refer in your filing to a $300 million pipeline, please include clear disclosure of any material reasons why you may not receive that amount, such as the financing mentioned in the last two paragraphs on page 32.

3.   We note your response to prior comment 7. Please continue to revise your disclosure throughout to avoid reliance on abbreviations and other jargon so that the terms you use are understandable. For example, we note your references on page 42 to "Key Members" and "Initial Project (as defined)" and your references on page 57 to "Good Reason (as defined)," "Cause (as defined)" and "competitive business (as defined)."

Our business depends in part, page 11

4.   We note your response to prior comment 17. Please continue to update your disclosure throughout. For example, we note that you refer in the first paragraph on page 12 to production tax credits for the generation of electricity from wind projects. However, the production tax credit expired at the end of 2013. As another example, we note your disclosure in the penultimate paragraph on page 58 about the number of options issued and outstanding as of December 31, 2012. Please note that the above examples are only examples of disclosure that you should update.

Existing regulations, and changes to such regulations, page 13

5.   We note your responses to prior comments 10 and 16. However, we have not yet received the support and copies that we requested in those comments. Therefore, please provide the requested support and copies.

Our credit facilities and debt instruments, page 17

6.   We note your response to prior comment 8. As we requested in prior comment 8, please expand the appropriate section, such as "Liquidity and Capital Resources," to disclose the material conditions of funding and other material terms of the line of credit, such as the interest rate and when the line of credit expires.

Exercise of options and warrants and conversion of preferred stock, page 22

7.   We note your response to prior comment 12. Please update the disclosure in this section regarding the number of outstanding options, warrants and derivative securities. We note your disclosure in this section that you issued approximately 6,152,000 warrants exercisable at $.01 per share as of November 30, 2012; however, you refer in your prospectus cover page to approximately 7,300,000 warrants exercisable as $.01 per share.

Liquidity and Capital Resources, page 32

8.   Please update the disclosure in the seventh paragraph of this section regarding the "$1,600,000 payable through promissory notes," such as whether you have received the $1,600,000, who owes you the $1,600,000, whether they are named as selling shareholders in this filing and if they were standby purchasers. In addition, disclose the material terms of the promissory note, such as when the note is due and the interest rate.

Xnergy Plan of Merger, page 41

9.   Please update the disclosure in the first paragraph on page 42 to clarify whether Messrs. Davis and Patalano received bonuses for "earnings above certain thresholds for the three years ending December 31, 2013."

Management, page 51

10. Please revise your disclosure regarding the business experience of your new directors to clarify how you have addressed their experience during the last five years.

Director Compensation/Consulting Agreements, page 54

11. Please provide the director compensation table and the narrative to the table required by Item 402(r) of Regulation S-K. In this regard, we note your disclosure in the last paragraph on page 54 that in April 2013 you granted warrants to Mr. Cagan in consideration for his serving as an emergency financing source.

Executive Compensation, page 55

12. Please provide the disclosure required by Regulation S-K Item 402(n)(2)(vi) and the Instruction to Item 402(n)(2)(v) and (vi).

13. Your disclosure in the first paragraph on page 55 that "No other executive officer had compensation in excess of $100,000 during the last fiscal year" is unclear in view of section 4.1 of the agreements with Messrs. Davis and Palatano filed as exhibits 10.1 and 10.2 to your Form 8-K filed on September 13, 2011 which indicate that their base salaries for the year ended December 31, 2013 were $140,000 and $300,000, respectively.

Outstanding Equity Awards at Fiscal Year-End, page 55

14. Please update the disclosure in this section. We note that you provided the disclosure in this section as of December 31, 2012.

Employment Agreements, page 56

15.   Please expand the disclosure on page 57 regarding Mr. Potts to clarify whether the
        pending acquisition has occurred and whether he received the common shares. Also,
        quantify the number of shares that he received as a result of the acquisition. In addition,
        please disclose that he received warrants to purchase 1,200,000 shares exercisable at
        $1.18 per share for ten years. We note that the issuance of the warrants is mentioned in
        Exhibit C of Exhibit 10.42

Equity Incentive Plan, page 58

16.   Please update the disclosure in the third and fifth paragraphs in this section to state
        whether the Castrovilla operations exceeded the EBITDA levels and the status regarding
        the billing of the petroleum sites.   Also, update the disclosure in the penultimate
        paragraph on page 58 regarding the number of options issued and outstanding.

Certain Relationships and Related Transactions, page 60

17.   Please expand the disclosure to include the approximate dollar value of the amounts
        involved in the transactions mentioned in this section. See Item 404(a)(3) of Regulation
        S-K.

Consulting Agreement/Warrants, page 61

18.   Please expand the disclosure in this section to discuss the "services rendered" by Mr.
        Cagan mentioned in footnote 4(h) on page 60.

Selling Stockholders, page 61

19.   We note your response to prior comment 25. Please continue to revise your disclosure to
        ensure that the footnotes on pages 66-67 correspond to the selling stockholders
        mentioned in the table on pages 63-66. In this regard, it does not appear that the
        information in footnotes 31 and 37 corresponds to Jim Mao and Michael Bayes
        mentioned in the table on pages 64 and 66, respectively. Also, you have not included in
        the table references to footnotes 29 and 33 mentioned on page 67.

20.   We note your response to prior comment 27. Please expand the disclosure in the
        footnotes to the table to identify the selling stockholders, if any, who were standby
        purchasers that exercised the Class A warrants mentioned in the first paragraph on page
        70.

21.   We note that you filed a prospectus supplement on October 23, 2013 in connection with
        your notice of redemption letter issued on October 7, 2013. Please tell us with specificity

where in the prospectus supplement you disclosed an assignment to a standby purchaser who was identified as an underwriter. In this regard, we note your disclosure in the second paragraph on page 22 of your amendment to your Form S-1 filed on November 23, 2012 that you would file a prospectus supplement or post-effective amendment to disclose any warrant redemption and assignment to a standby purchaser who would be identified as an underwriter.

22.   We note your response to prior comment 28. Please disclose the natural person or persons who have voting and/or investment control for the shares held by CKC LLC, Cricket Trust and Lady Bug Trust.

Securities Offered under this Prospectus, page 69

23.   Please clarify whether you have entered into agreements with standby purchasers in connection with securities offered under this prospectus. In this regard, we note your disclosure in the sixth bullet point on page 69.

Recent Sales of Unregistered Securities, page II-2

24.   Please provide the disclosure required by Item 701 of Regulation S-K concerning the issuance of shares upon the exercise of warrants by non-affiliated third parties mentioned in the penultimate paragraph on page 60. We note your disclosure on page 60 that Messrs. Thomas and Francis assigned the warrants to the third parties.

Exhibits, page II-6

25.   We note that you plan to file a request for confidential treatment for portions of exhibits to your registration statement. We will provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of the registration statement.

26.   We note your response to prior comment 23. Please file as exhibits the agreements with Mr. Lies mentioned in the last sentence on page 57.

27.   We note your response to prior comment 33. However, it does not appear that you filed as exhibits your amended employment agreements with Dr. Thomas and Mr. Francis mentioned on pages 56 and 57. Therefore, please file the agreements as exhibits as we requested in our prior comment.

28.   We note that you filed a Form 8-K on February 6, 2014. However, exhibits A and B are missing from exhibits 10.02 and 10.03 to your Form 8-K. Please file the complete exhibits.

Exhibit 10.58

29.   We note your response to prior comment 34. Please file your strategic agreement dated October 10, 2013 and your amended strategic agreement dated October 23, 2013 as separate exhibits that are separately numbered and described in your exhibit index rather than combining the two agreements as you currently do in exhibit 10.58.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 if you have any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Elliot Lutzker